FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 1st, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended September 30,		Nine-month period ended September 30,
		2023	2022	2023	2022
	Notes	(Unaudited)		(Unaudited)
Net sales	3	3,237,836	2,974,801	11,453,930	8,142,316
Cost of sales	4	(1,973,381)	(1,766,486)	(6,548,324)	(5,023,770)
Gross profit		1,264,455	1,208,315	4,905,606	3,118,546
Selling, general and administrative expenses	5	(432,682)	(403,435)	(1,448,765)	(1,180,097)
Other operating income (expense), net	6	36,128	(1,755)	40,604	11,775
Operating income		867,901	803,125	3,497,445	1,950,224
Finance Income	7	56,100	26,998	149,853	42,264
Finance Cost	7	(19,179)	(17,741)	(87,103)	(25,703)
Other financial results, net	7	30,565	(38,368)	65,116	(58,247)
Income before equity in earnings of non-consolidated companies and income tax		935,387	774,014	3,625,311	1,908,538
Equity in (losses) earnings of non-consolidated companies	8	(110,382)	5,295	38,545	196,001
Income before income tax		825,005	779,309	3,663,856	2,104,539
Income tax		(278,200)	(171,239)	(851,804)	(359,010)
Income for the period		546,805	608,070	2,812,052	1,745,529

Attributable to:
Shareholders' equity		537,311	606,470	2,788,967	1,745,962
Non-controlling interests		9,494	1,600	23,085	(433)
		546,805	608,070	2,812,052	1,745,529
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.46	0.51	2.36	1.48
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		0.91	1.03	4.72	2.96

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Income for the period	546,805	608,070	2,812,052	1,745,529
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(25,078)	(51,983)	(6,918)	(98,996)
Reclassification of currency translation adjustment reserve (*)	-	-	-	(71,252)
Change in value of cash flow hedges and instruments at fair value (**)	4,806	8,069	(137,229)	749
From participation in non-consolidated companies:
- Currency translation adjustment	91,001	(7,308)	106,541	1,173
- Changes in the value of cash flow hedges, instruments at fair value and others	(4,394)	(246)	(23,095)	(2,341)
	66,335	(51,468)	(60,701)	(170,667)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	-	-	(2,695)	(301)
Income tax on items that will not be reclassified	-	-	944	(140)
Remeasurements of post-employment benefit obligations of non-consolidated companies	-	(308)	(2,010)	(820)
	-	(308)	(3,761)	(1,261)
Other comprehensive income (loss) for the period	66,335	(51,776)	(64,462)	(171,928)
Total comprehensive income for the period	613,140	556,294	2,747,590	1,573,601

Attributable to:
Shareholders' equity	603,945	555,210	2,724,665	1,574,892
Non-controlling interests	9,195	1,084	22,925	(1,291)
	613,140	556,294	2,747,590	1,573,601

(*) As result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified with impact in the income statement. For more information see note 22.

(**) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 19.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At September 30, 2023		At December 31, 2022
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,910,555		5,556,263
Intangible assets, net	11	1,336,609		1,332,508
Right-of-use assets, net	12	116,976		111,741
Investments in non-consolidated companies	16	1,602,494		1,540,646
Other investments NC	13	566,475		119,902
Deferred tax assets		195,332		208,870
Receivables, net		154,291	9,882,732	211,720	9,081,650
Current assets
Inventories, net		3,884,882		3,986,929
Receivables and prepayments, net		247,427		183,811
Current tax assets		283,096		243,136
Trade receivables, net		2,169,293		2,493,940
Derivative financial instruments CA	14	11,113		30,805
Other investments C	13	2,496,747		438,448
Cash and cash equivalents	13	864,043	9,956,601	1,091,527	8,468,596
Total assets			19,839,333		17,550,246
EQUITY
Shareholders' equity			16,229,531		13,905,709
Non-controlling interests			170,592		128,728
Total equity			16,400,123		14,034,437
LIABILITIES
Non-current liabilities
Borrowings		25,248		46,433
Lease liabilities	12	86,401		83,616
Deferred tax liabilities		447,053		269,069
Other liabilities		249,774		230,142
Provisions		102,040	910,516	98,126	727,386
Current liabilities
Borrowings		597,493		682,329
Lease liabilities	12	32,778		28,561
Derivative financial instruments CL	14	5,563		7,127
Current tax liabilities		379,724		376,240
Other liabilities		324,188		260,614
Provisions		29,206		11,185
Customer advances		160,533		242,910
Trade payables		999,209	2,528,694	1,179,457	2,788,423
Total liabilities			3,439,210		3,515,809
Total equity and liabilities			19,839,333		17,550,246

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	2,788,967	2,788,967	23,085	2,812,052
Currency translation adjustment	-	-	-	(6,758)	-	-	(6,758)	(160)	(6,918)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(555)	(1,196)	(1,751)	-	(1,751)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (4)	-	-	-	-	(137,229)	-	(137,229)	-	(137,229)
From other comprehensive income of non-consolidated companies	-	-	-	106,541	(25,105)	-	81,436	-	81,436
Other comprehensive (loss) income for the period	-	-	-	99,783	(162,889)	(1,196)	(64,302)	(160)	(64,462)
Total comprehensive income (loss) for the period	-	-	-	99,783	(162,889)	2,787,771	2,724,665	22,925	2,747,590
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	540	540	37,906	38,446
Dividends paid	-	-	-	-	-	(401,383)	(401,383)	(18,967)	(420,350)
Balance at September 30, 2023	1,180,537	118,054	609,733	(1,038,898)	(488,461)	15,848,566	16,229,531	170,592	16,400,123

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2023 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 17.

(4) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 19.

(5) Mainly related to Global Pipe Company (“GPC”) acquisition. For more information see note 21.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the period	-	-	-	-	-	1,745,962	1,745,962	(433)	1,745,529
Currency translation adjustment	-	-	-	(98,380)	-	-	(98,380)	(616)	(98,996)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(471)	-	(471)	30	(441)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,021	-	1,021	(272)	749
From other comprehensive income of non-consolidated companies	-	-	-	1,173	(3,161)	-	(1,988)	-	(1,988)
Other comprehensive (loss) for the period	-	-	-	(168,459)	(2,611)	-	(171,070)	(858)	(171,928)
Total comprehensive income (loss) for the period	-	-	-	(168,459)	(2,611)	1,745,962	1,574,892	(1,291)	1,573,601
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(3,506)	(3,506)
Dividends paid	-	-	-	-	-	(330,584)	(330,584)	(10,432)	(341,016)
Balance at September 30, 2022	1,180,537	118,054	609,733	(1,219,592)	(338,811)	12,854,965	13,204,886	129,895	13,334,781

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2022 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 17.

(4) Related to NKKTubes’ cease of operations. For more information see note 22.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Nine-month period ended September 30,
	Notes	2023	2022
		(Unaudited)
Cash flows from operating activities
Income for the period		2,812,052	1,745,529
Adjustments for:
Depreciation and amortization	10, 11 & 12	392,163	428,588
Income tax accruals less payments		134,168	118,590
Equity in earnings of non-consolidated companies	8	(38,545)	(196,001)
Interest accruals less payments, net		(44,926)	5,152
Changes in provisions		21,935	9,269
Reclassification of currency translation adjustment reserve (*)	6 & 22	-	(71,252)
Changes in working capital (**)		248,125	(1,449,130)
Others, including currency translation adjustment		34,366	52,530
Net cash provided by operating activities		3,559,338	643,275

Cash flows from investing activities
Capital expenditures	10 & 11	(452,625)	(270,800)
Changes in advance to suppliers of property, plant and equipment		902	(5,793)
Acquisition of subsidiaries, net of cash acquired (***)	21	(104,419)	(4,082)
Additions to associated companies	16	(22,661)	-
Loan to non-consolidated companies		(2,662)	-
Proceeds from disposal of property, plant and equipment and intangible assets		9,023	46,768
Dividends received from non-consolidated companies	16	43,513	45,488
Changes in investments in securities		(2,597,425)	85,175
Net cash used in investing activities		(3,126,354)	(103,244)

Cash flows from financing activities
Dividends paid	9	(401,383)	(330,584)
Dividends paid to non-controlling interest in subsidiaries		(18,967)	(10,432)
Changes in non-controlling interests		3,772	(3,506)
Payments of lease liabilities		(35,968)	(38,836)
Proceeds from borrowings		1,358,223	1,349,718
Repayments of borrowings		(1,524,973)	(793,587)
Net cash (used in) provided by financing activities		(619,296)	172,773

(Decrease) increase in cash and cash equivalents		(186,312)	712,804

Movement in cash and cash equivalents
At the beginning of the period		1,091,433	318,067
Effect of exchange rate changes		(41,109)	(40,068)
(Decrease) increase in cash and cash equivalents		(186,312)	712,804
At September 30,		864,012	990,803

		At September 30,
Cash and cash equivalents		2023	2022
Cash and bank deposits		864,043	994,854
Bank overdrafts		(31)	(4,051)
		864,012	990,803

(*) Related to NKKTubes’ cease of operations. For more information see note 22.

(**) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $0.5 million for the nine-month period ended September 30, 2023 and $(40.8) million for the nine-month period ended September 30, 2022.

(***) For the nine-month period ended September 30, 2023, related to GPC, Isoplus anticorrosion coating division and Republic Tube LLC’s OCTG pipe processing facility acquisitions. For more information see note 21.

For the nine-month period ended September 30, 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in (losses) earnings of non-consolidated companies
9	Dividend distribution
10	Property, plant and equipment, net
11	Intangible assets, net
12	Right-of-use assets, net and lease liabilities
13	Cash and cash equivalents and other investments
14	Derivative financial instruments
15	Category of financial instruments and classification within the fair value hierarchy
16	Investments in non-consolidated companies
17	Contingencies, commitments and restrictions to the distribution of profits
18	Cancellation of title deed in Saudi Steel Pipe Company
19	Foreign exchange control measures in Argentina
20	Related party transactions
21	Business Combinations
22	Termination of NKKTubes joint venture
23	Agreement to acquire a Pipe Coating Business Unit of Mattr
24	Nationalization of Venezuelan Subsidiaries
25	Events after the reporting period

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 1, 2023.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2022. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment in investments in associates; income taxes; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 37 to our audited Consolidated Financial Statements for the year ended December 31, 2022.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results, net.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

This decision was the result of a significant increase of its Brazilian Subsidiaries’ participation in the OCTG and line pipe international markets, a trend which started in recent years and has been strengthened in 2022, an increased level of integration of the Brazilian operations within Tenaris’s international commercial and supply chain system, as well as the fact that the main purchase and long term sales contracts with major international and local oil companies are either entered into or indexed to the U.S. dollar. Local steel prices in Brazil are also affected by the fluctuation of the U.S. dollar against the Brazilian Real.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2022.

None of the accounting pronouncements applicable after December 31, 2022, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	3,489	95	3,584
Difference in cost of sales			(72)
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses), net and others			(11)
IFRS - operating income			3,497
Financial income (expense), net			128
Income before equity in earnings of non-consolidated companies and income tax			3,625
Equity in earnings of non-consolidated companies			39
Income before income tax			3,664

Net Sales	10,987	467	11,454
Depreciation and amortization	377	15	392

Nine-month period ended September 30, 2022 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,618	50	1,668
Difference in cost of sales			214
Differences in depreciation and amortization			1
Differences in selling, general and administrative expenses			(5)
Differences in other operating income (expenses), net and others			72
IFRS - operating income			1,950
Financial income (expense), net			(42)
Income before equity in earnings of non-consolidated companies and income tax			1,908
Equity in earnings of non-consolidated companies			196
Income before income tax			2,104

Net Sales	7,667	475	8,142
Depreciation and amortization	414	15	429

In the nine-month period ended September 30, 2023 and 2022, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $77.2 million and $48.5 million respectively.

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. Additionally, for the nine-month period ended September 30, 2022, operating income under the IFRS view includes the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investments in non-consolidated companies.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Total
Nine-month period ended September 30, 2023 - (Unaudited)
Net sales	6,176,371	2,716,588	843,172	1,717,799	11,453,930
Capital expenditures	142,374	194,093	86,042	30,116	452,625
Depreciation and amortization	216,398	83,635	55,113	37,017	392,163

Nine-month period ended September 30, 2022 - (Unaudited)
Net sales	4,769,615	1,664,350	786,310	922,041	8,142,316
Capital expenditures	90,295	121,499	40,895	18,111	270,800
Depreciation and amortization	245,595	84,518	55,541	42,934	428,588

(*) Starting on January 1, 2023, Asia Pacific, Middle East and Africa segments were merged in a single geographical segment.

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Colombia, Italy and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the nine-month period ended September 30, 2023.

As of September 30, 2023, Tenaris holds $2,169 million of Trade Receivables, net out of which 53% are related to customers belonging to North America region, comprising Mexico. In particular, the exposure with its primary customer in Mexico is relatively significant. Such exposure is not in dispute and the Company has not historically had any material write-offs due to uncollectible accounts receivable relating to this customer.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the nine-month period ended September 30, 2023 and 2022, revenues related to governmental institutions represented approximately 26% and 21% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Nine-month period ended September 30,
Revenues Tubes	2023	2022
	(Unaudited)
Oil & Gas	9,655	6,495
Oil & Gas processing plants	643	549
Industrial, Power and Others	689	623
Total	10,987	7,667

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

4	Cost of sales

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Inventories at the beginning of the period	3,986,929	2,672,593
Increase in inventories due to business combinations (*)	51,212	-
Plus: Charges of the period
Raw materials, energy, consumables and other	3,981,560	4,167,217
Services and fees	317,525	215,932
Labor cost	1,032,284	840,899
Depreciation of property, plant and equipment	306,556	324,034
Amortization of intangible assets	8,791	8,525
Depreciation of right-of-use assets	21,902	26,704
Maintenance expenses	309,619	199,765
Allowance for obsolescence	12,571	9,304
Taxes	237,589	112,507
Other	166,668	125,425
	6,446,277	6,030,312
Less: Inventories at the end of the period	(3,884,882)	(3,679,135)
	6,548,324	5,023,770

(*) For the nine-month period ended September 30, 2023, related to GPC and Isoplus anticorrosion coating division acquisitions. For more information see note 21.

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Services and fees	119,568	109,696
Labor cost	472,649	383,915
Depreciation of property, plant and equipment	15,897	15,893
Amortization of intangible assets	24,418	41,595
Depreciation of right-of-use assets	14,599	11,837
Freights and other selling expenses	542,975	466,087
Provisions for contingencies	40,066	11,716
Allowances for doubtful accounts	3,255	(627)
Taxes	137,065	81,125
Other	78,273	58,860
	1,448,765	1,180,097

6	Other operating income (expense), net

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Other operating income
Net income from other sales	9,231	25,377
Net rents	3,702	3,822
Reclassification of currency translation adjustment reserve	-	71,252
Bargain purchase gain	3,162	-
Result on sale of Venezuela awards	33,341	-
Other income	2,139	-
	51,575	100,451
Other operating expenses
Contributions to welfare projects and non-profits organizations	(10,729)	(8,993)
Allowance for doubtful receivables	(242)	(977)
Securities Exchange Commission investigation settlement	-	(78,100)
Other expense	-	(606)
	(10,971)	(88,676)
Total	40,604	11,775

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Reclassification of currency translation adjustment reserve: As result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement. For more information see note 22.

Bargain purchase gain: Related to Isoplus anticorrosion coating division acquisition. For more information see note 21 “Business Combinations - Acquisition of Anticorrosion Coating Assets in Italy”.

Result on sale of Venezuela awards: For more information see note 24.

Securities Exchange Commission investigation settlement: For more information see note 17 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

7	Financial results

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
Interest Income	143,287	56,130
Net result on changes in FV of financial assets at FVTPL	6,566	(13,866)
Finance Income	149,853	42,264
Finance Cost	(87,103)	(25,703)
Net foreign exchange transactions results	70,131	(5,322)
Net foreign exchange derivatives contracts results	(4,760)	(22,879)
Other	(255)	(30,046)
Other Financial results, net	65,116	(58,247)
Net Financial results	127,866	(41,686)

Finance Income: For the nine-month period ended September 30, 2023 and 2022 includes $46.2 million and $20.0 million of interest related to instruments carried at FVTPL, respectively.

For the nine-month period ended September 30, 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

Net foreign exchange derivatives contracts results: For the nine-month period ended September 30, 2023 includes mainly losses on derivatives covering sales and fiscal receivables in Brazilian real offset by gains on derivatives covering fiscal payables in Colombian peso, fiscal receivables in Mexican peso and derivatives covering trade receivables in Chinese yuan.

For the nine-month period ended September 30, 2022 includes mainly losses on derivatives covering net receivables in Brazilian real, together with losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering trade receivables in Canadian dollar.

Other: For the nine-month period ended September 30, 2022 includes a loss of $29.8 million related to the transfer of U.S. dollar-denominated Argentine bonds paid as dividend in kind from an Argentine subsidiary to its foreign shareholders.

8	Equity in (losses) earnings of non-consolidated companies

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
From non-consolidated companies	48,038	230,042
Remeasurement of previously held interest	4,506	-
Bargain purchase gain	11,487	-
Impairment loss on non-consolidated companies	-	(34,041)
Net loss related to participation increase in Usiminas	(25,486)	-
	38,545	196,001

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Remeasurement of previously held interest: For the nine-month period ended September 30, 2023 related to GPC acquisition. For more information see note 21.

Bargain purchase gain: For the nine-month period ended September 30, 2023, $11.5 million related to GPC acquisition. For more information see note 21.

Impairment loss on non-consolidated companies: For the nine-month period ended September 30, 2022, $19.1 related to the investment in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) and $14.9 related to the joint venture with PAO Severstal (“Severstal”).

9	Dividend distribution

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid in November 23, 2022 in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

On May 3, 2022, the Company’s shareholders had approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved by the shareholders included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

10	Property, plant and equipment, net

	2023	2022
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	5,556,263	5,824,801
Currency translation adjustment	(3,911)	(62,634)
Increase due to business combinations (*)	268,118	187
Additions	420,644	246,541
Disposals / Consumptions	(7,910)	(31,021)
Transfers / Reclassifications	(196)	2,382
Depreciation charge	(322,453)	(339,927)
At September 30,	5,910,555	5,640,329

(*) For the nine-month period ended September 30, 2023, related to GPC, Isoplus anticorrosion coating division and Republic Tube LLC’s OCTG pipe processing facility acquisitions. For more information see note 21.

For the nine-month period ended September 30, 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

See note 18 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79% interest.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Intangible assets, net

	2023	2022
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,332,508	1,372,176
Currency translation adjustment	(30)	(24)
Increase due to business combinations (*)	5,163	4,018
Additions	31,981	24,259
Disposals / Consumptions	-	(35)
Transfers / Reclassifications	196	(2,382)
Amortization charge	(33,209)	(50,120)
At September 30,	1,336,609	1,347,892

(*) For the nine-month period ended September 30, 2023, related to GPC, Isoplus anticorrosion coating division and Republic Tube LLC’s OCTG pipe processing facility acquisitions. For more information see note 21.

For the nine-month period ended September 30, 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

12	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2023	2022
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	111,741	108,738
Currency translation adjustment	(21)	(950)
Increase due to business combinations (*)	1,451	-
Additions	42,801	46,398
Disposals / Consumptions	(2,495)	(3,303)
Depreciation charge	(36,501)	(38,541)
At September 30,	116,976	112,342

(*) For the nine-month period ended September 30, 2023, related to GPC acquisition. For more information see note 21.

Right-of-use assets, net by underlying category

	At September 30,	At December 31,
	2023	2022
	(Unaudited)
Land and Civil Buildings	21,251	24,637
Industrial Buildings, Plant and Production Equipment	76,099	72,883
Vehicles, furniture and fixtures	18,128	13,249
Others	1,498	972
	116,976	111,741

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2023	2022
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	112,177	117,285
Translation differences	969	(3,812)
Increase due to business combinations (*)	1,361	-
Additions	42,786	46,382
Cancellations	(2,667)	(4,563)
Repayments of lease liabilities including interests	(38,340)	(41,727)
Interest accrued	2,893	2,484
At September 30,	119,179	116,049

(*) For the nine-month period ended September 30, 2023, related to GPC acquisition. For more information see note 21.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of September 30, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 27%, 46% and 27%, respectively.

As of September 30, 2022, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 27%, 45% and 28%, respectively.

13	Cash and cash equivalents and other investments

	At September 30,	At December 31,
	2023	2022
Cash and cash equivalents	(Unaudited)
Cash at banks	176,907	149,424
Liquidity funds	411,282	422,859
Short-term investments	275,854	519,244
	864,043	1,091,527

Other investments - current
Bonds and other fixed income	787,159	211,953
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,495,461	196,152
Fund investments	214,127	30,343
	2,496,747	438,448
Other investments - non-current
Bonds and other fixed income	560,489	113,574
Others	5,986	6,328
	566,475	119,902

14	Derivative financial instruments

	At September 30,	At December 31,
	2023	2022
	(Unaudited)
Derivatives hedging borrowings and investments	766	6,480
Other derivatives	10,347	24,325
Contracts with positive fair values	11,113	30,805

Other derivatives	5,563	7,127
Contracts with negative fair values	5,563	7,127

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2023 and December 31, 2022.

	Carrying amount	Measurement Categories		At Fair Value
September 30, 2023 - (Unaudited)		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	864,043	452,761	411,282	411,282	-	-
Other investments	2,496,747	1,495,461	1,001,286	1,001,286	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,495,461	1,495,461	-	-	-	-
U.S. Sovereign Bills	230,595	230,595	-	-	-	-
Certificates of Deposits	538,305	538,305	-	-	-	-
Commercial Papers	457,556	457,556	-	-	-	-
Other notes	269,005	269,005	-	-	-	-
Bonds and other fixed income	787,159	-	787,159	787,159	-	-
U.S. government securities	48,819	-	48,819	48,819	-	-
Non - U.S. government securities	4,286	-	4,286	4,286	-	-
Corporates securities	734,054	-	734,054	734,054	-	-
Mutual Fund	214,127	-	214,127	214,127	-	-
Derivative financial instruments	11,113	-	11,113	-	11,113	-
Other Investments Non-current	566,475	-	566,475	560,489	-	5,986
Bonds and other fixed income	560,489	-	560,489	560,489	-	-
Other investments	5,986	-	5,986	-	-	5,986
Trade receivables	2,169,293	2,169,293	-	-	-	-
Receivables C and NC	401,718	138,467	-	-	-	-
Other receivables	138,467	138,467	-	-	-	-
Other receivables (non-financial)	263,251	-	-	-	-	-
Total		4,255,982	1,990,156	1,973,057	11,113	5,986
Liabilities
Borrowings C and NC	622,741	622,741	-	-	-	-
Trade payables	999,209	999,209	-	-	-	-
Lease Liabilities C and NC	119,179	119,179	-	-	-	-
Derivative financial instruments	5,563	-	5,563	-	5,563	-
Total		1,741,129	5,563	-	5,563	-

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2022		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,091,527	668,668	422,859	422,859	-	-
Other investments	438,448	196,152	242,296	242,296	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	196,152	-	-	-	-
Certificates of deposits	36,167	36,167	-	-	-	-
Commercial papers	19,785	19,785	-	-	-	-
Other notes	140,200	140,200	-	-	-	-
Bonds and other fixed income	211,953	-	211,953	211,953	-	-
Non-U.S. government securities	108,310	-	108,310	108,310	-	-
Corporates securities	103,643	-	103,643	103,643	-	-
Mutual Fund	30,343	-	30,343	30,343	-	-
Derivative financial instruments	30,805	-	30,805	-	30,805	-
Other Investments Non-current	119,902	-	119,902	113,574	-	6,328
Bonds and other fixed income	113,574	-	113,574	113,574	-	-
Other investments	6,328	-	6,328	-	-	6,328
Trade receivables	2,493,940	2,493,940	-	-	-	-
Receivables C and NC (*)	395,531	105,397	48,659	-	-	48,659
Other receivables	154,056	105,397	48,659	-	-	48,659
Other receivables (non-financial)	241,475	-	-	-	-	-
Total		3,464,157	864,521	778,729	30,805	54,987
Liabilities
Borrowings C and NC	728,762	728,762	-	-	-	-
Trade payables	1,179,457	1,179,457	-	-	-	-
Lease Liabilities C and NC	112,177	112,177	-	-	-	-
Derivative financial instruments	7,127	-	7,127	-	7,127	-
Total		2,020,396	7,127	-	7,127	-

(*) Includes balances related to interest in our Venezuelan companies, see note 24.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.6% of its carrying amount including interests accrued as of September 30, 2023 as compared with 99.2% as of December 31, 2022. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

	Nine-month period ended September 30,
	2023	2022
	(Unaudited)
At the beginning of the period	1,540,646	1,383,774
Translation differences	106,541	1,173
Equity in earnings of non-consolidated companies	48,038	230,042
Impairment loss in non-consolidated companies (*)	-	(34,041)
Dividends and distributions received (**)	(41,348)	(41,348)
Acquisition of non-consolidated companies (***)	22,661	-
Decrease due to step-acquisition (****)	(23,453)	-
Net loss related to participation increase in Usiminas	(25,486)	-
Decrease in equity reserves and others	(25,105)	(3,161)
At the end of the period	1,602,494	1,536,439

(*) For the nine-month period ended September 30, 2022 includes an impairment of $19.1 related to the investment in Usiminas and $14.9 million related to the joint venture with Severstal.

(**) During the nine-month period ended September 30, 2023 and 2022 $43.5 million and $45.5 million respectively were collected. These dividends are derived from our investments in Ternium and Usiminas.

(***) For the nine-month period ended September 30, 2023, related to the investment in Usiminas.

(****) For the nine-month period ended September 30, 2023, related to GPC acquisition. For more information see note 21.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of September 30, 2023, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $39.90 per ADS, giving Tenaris’s ownership stake a market value of approximately $916.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,432.6 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

On March 30, 2023, the Company’s subsidiary, Confab, together with Tenaris’s affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T Group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC Group”), pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas at a price of BRL10 per ordinary share. The transaction closed on July 3, 2023, and was financed with cash on hand. Tenaris paid approximately BRL110 million (approximately $22.7 million) in cash for 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%. The T/T Group now holds an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7%, respectively.

At closing, the existing Usiminas shareholders agreement was replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group is entitled to nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris retains the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share. Confab will have the right but not the obligation to participate in each such transaction pro rata to its current participation in the T/T Group.

The Company continues having significant influence over Usiminas and consequently accounts for its investment under the equity method.

Following the acquisition of shares referred to above and considering the carrying value of the previously held interest, the purchase price of the additional shares and the fair value measurement of the Usiminas shares conducted at the level of the T/T Group, the Company recorded a net loss of $25.5 million included in Equity in (losses) earnings of non-consolidated companies in the Consolidated Income Statement.

As of September 30, 2023, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL6.94 ($1.39) and BRL6.64 ($1.33), respectively, giving Tenaris’s ownership stake a market value of approximately $67.5 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $118.1 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of September 30, 2023, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of September 30, 2023, the carrying value of Tenaris’s ownership stake in Techgen was approximately $49.7 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of September 30, 2023, Tenaris’s exposure under these agreements amounted to $40.2 million and $17.0 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of September 30, 2023, the aggregate outstanding principal amount under these subordinated loans was $276.3 million, of which $60.8 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of September 30, 2023, amounted to $10.9 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a joint venture established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Until May 16, 2023, Tenaris, through its subsidiary SSPC, owned 35% of the share capital of GPC and, accordingly, GPC was a non-consolidated company.

On May 17, 2023, SSPC acquired an additional 22.3% interest in GPC reaching a participation of 57.3%. The Company consolidates GPC’s balances and results of operations as from May 17, 2023.

For more information on GPC acquisition and its accounting treatment see note 21 “Business Combinations - Global Pipe Company acquisition”.

17	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN’s motion, Confab and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of the date of these financial statements the potential aggregate indemnification payable by Confab could reach up to BRL881 million (approximately $176 million at the current BRL/$ rate).

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN’s motion for clarification, the Company cannot predict the ultimate resolution on the matter.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪   Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL99.1 million (approximately $19.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL84.9 million (approximately $17.0 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. The appeal is still pending.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of September 30, 2023, the aggregate amount of these claims was estimated at BRL322.2 million (or approximately $64.3 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

▪    Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel.

On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking.

On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO.

On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel).

On April 10, 2023, the court granted preliminary approval to the class settlement. The final settlement approval hearing was set for October 19, 2023, and on that date the court ordered that, prior to granting final settlement approval, the lead plaintiffs submit on or before March 29, 2024, an update letter advising the court of the status of the claims processing.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪    Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL60.3 million (approximately $12.0 million). At this stage, the Company cannot predict the outcome of this claim.

▪   U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. Antidumping Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on October 27, 2022, the International Trade Commission (“ITC”) determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

▪	Potential dispute with agent in the Middle East

Consistent with local practice in certain Middle East countries, Tenaris Global Services S.A. (“TGSU”), a Uruguayan subsidiary of the Company, sells materials to a local agent, and the agent then resells the materials to customers in the region. Tenaris is not a party to the contracts between the agent and each customer. In one such contract entered into in mid-2021, with pending obligations of approximately $520 million and deliveries until 2025, the agent agreed to supply Tenaris-produced casing and tubing of different sizes to the customer. Recent events (including the ongoing Russian-Ukrainian war) have led to onerous increases in prices and delays to supply the materials, and as a result the parties have been discussing a contract renegotiation and a recognition of increased costs. Negotiations are currently ongoing.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris believes, based on the advice of counsel, that the customer should not be entitled to make any direct claim against TGSU in the event of dispute between the customer and the agent. The customer will, however, have a direct recourse against the agent in the event of a dispute, and would be able to immediately liquidate a performance bond guarantee issued by a commercial bank on behalf of the agent up to an amount of approximately $70 million. If the customer sought legal action against the agent, whether through liquidation of the performance bond or a civil case claiming for compensation damages as a result of the agent’s default under the contract, it is expected that the agent will file a civil legal case against TGSU as main supplier of the contracted materials. In any such litigation, it is expected that the agent would claim damages, including as a result of the liquidation of the performance bond. Although Tenaris believes, based on the advice of counsel, that TGSU would have meritorious defenses in case of a dispute, at this stage the Company cannot predict whether the customer will terminate the supply agreement, liquidate the performance bond or pursue any other action against the agent, or what the outcome of any potential litigation between the agent and TGSU will be, nor is it able to estimate the amount of any associated contingency.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2023, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $36.2 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024. As of September 30, 2023, the estimated aggregate contract amount calculated at current prices, is approximately $87.7 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023. The parties are currently discussing the termination of the MDA.

▪	A Brazilian subsidiary of the Company entered into a contract with Usiminas and Gerdau from which they committed to purchase steel coils for a total amount of approximately $109.6 million to use for manufacturing welded pipes for the Raia fields project in Brazil.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 Chrome alloy products following the closure of NKKTubes.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 16 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $3.8 billion as of September 30, 2023.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iii)       Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of September 30, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

18	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

19	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related and non-related parties (including royalties) is subject to Argentine authorities approval. Currently, these approvals are rarely, if ever, granted.

▪	Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousand. Effective October 17, 2022, the Argentine government implemented a system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. More recently, the Argentine government has been delaying the release of foreign currency for payments, adding complexity to the existing regime.

▪	At this time, there are no rules on the conditions upon which the Argentine authorities may clear imports or determine alternative payment terms.

▪	Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the Argentine foreign exchange market. Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, the Argentine Securities Commission has recently imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers.

During May 2023, two Argentine subsidiaries of the Company, approved the distribution of dividends in kind to their foreign shareholders, which were paid with U.S. dollar-denominated Argentine bonds which in the Argentine market had a valuation of approximately $356 million. Considering that, as a result of the foreign exchange restrictions in force, the value of such bonds in the international market as of September 30, 2023, was approximately $209 million, the Company recorded a negative equity reserve (FVOCI) that as of September 30, 2023, amounted to approximately $147 million. Such reserve will be reclassified to financial results upon the Company’s disposal of these instruments. Under Argentine regulations in effect at the time of the dividend distribution, transfer of these bonds outside of Argentina was restricted until November 21, 2023. However, as a result of the latest regulations issued by the Argentine Securities Commission referred to above, the Company’s ability to have these bonds transferred outside of Argentina is further restricted to approximately $100 thousand per day, which may adversely affect the Company’s ability to dispose of these instruments in the short term and the immediate access to the proceeds from the disposal of these instruments. All the foregoing creates a restriction on the availability of these assets.

Tenaris’s financial position in Argentine peso as of September 30, 2023, amounted to a net short exposure of approximately $89 million, in addition, our Argentine subsidiaries hold U.S. dollar-denominated Argentine bonds for $88 million in the aggregate, the value of which could be adversely affected in the event of a sharp devaluation of the Argentine peso against the U.S. dollar. Another material consequence of a sharp devaluation of the Argentine peso against the U.S. dollar would be a loss on deferred tax charge as a result of a deterioration on the tax value of the fixed assets of our Argentine subsidiaries. At this time, the Company is unable to estimate all impacts of a sharp devaluation of the Argentine peso against the U.S. dollar.

As of September 30, 2023, the total equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales fulfilled by Argentine subsidiaries during the nine-month period ended September 30, 2023 amounted approximately to 22% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of September 30, 2023, have been valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

20	Related party transactions

As of September 30, 2023:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not “non-consolidated parties”, nor subsidiaries, are disclosed as “other related parties”.

The following transactions were carried out with related parties:

		Nine-month period ended September 30,
		2023	2022
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	42,789	82,572
	Sales of goods to other related parties	91,869	111,056
	Sales of services to non-consolidated parties	1,160	1,002
	Sales of services to other related parties	77,340	80,337
		213,158	274,967
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	306,845	381,941
	Purchases of goods to other related parties	32,826	35,946
	Purchases of services to non-consolidated parties	8,431	10,797
	Purchases of services to other related parties	62,916	27,251
		411,018	455,935
	(c) Financial Results
	Income from non-consolidated parties	4,401	2,563
		4,401	2,563
	(d) Dividends
	Dividends received from non-consolidated parties	41,348	41,348
	Dividends distributed to San Faustin	242,626	199,809

		At September 30,	At December 31,
		2023	2022
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	114,487	69,135
	Receivables from other related parties	31,704	78,370
	Payables to non-consolidated parties	(53,020)	(142,228)
	Payables to other related parties	(6,176)	(13,283)
		86,995	(8,006)
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,475)	(1,650)
	Finance lease liabilities from other related parties	(422)	(483)
		(1,897)	(2,133)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 16 (c) and note 17 (ii). No other material guarantees were issued in favor of other related parties.

21	Business Combinations

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The preliminary purchase price allocations were carried out with the assistance of third-party experts. Following IFRS 3, the Company will continue reviewing the allocations and make any necessary adjustments during the twelve months following each of the acquisition dates.

Whenever applicable, Tenaris recognizes the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

Global Pipe Company acquisition

▪    Acquisition and price determination

On May 17, 2023, SSPC closed the acquisition of 22.3% of the shares of GPC from Erndtebruecker Eisenwerk (“EEW”), a German company that owned 35% interest in GPC, for a purchase price of $6.3 million paid in cash. SSPC already owned 35% interest in GPC, following completion of this transaction, SSPC holds 57.3% interest of GPC.

The Company consolidated GPC’s balances and results of operations as from May 17, 2023. The acquired business contributed revenues of $72.2 million with a minor contribution to Tenaris’s results for the period starting May 17, 2023 and ending September 30, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪    Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (May, 17, 2023):	$ million
Property, Plant and Equipment	173
Working capital	34
Cash and Cash Equivalents	2
Borrowings	(123)
Other assets and liabilities, net	(6)
Net assets acquired	80

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in GPC held before the acquisition, which amounted to $23.5 million, was remeasured to fair value at that date. As a result, Tenaris recorded a gain of approximately $4.5 million resulting from the difference between the carrying value of its initial investments in GPC and the fair value, which was included in Equity in (losses) earnings of non-consolidated companies in the Consolidated Income Statement.

The fair value of the net assets and liabilities acquired shown above amounted to approximately $80 million. As a result of the acquisition, Tenaris recognized an additional gain for approximately $11.5 million also included in Equity in (losses) earnings of non-consolidated companies in the Consolidated Income Statement.

Acquisition-related costs for the year ended 2022 were not material and for the nine-month period ended September 30, 2023, amounted to $0.3 million and were included in general and administrative expenses.

SSPC and the other owners of GPC have issued corporate guarantees to secure the repayment of loan agreements entered into by GPC with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital.

As a result of this acquisition, SSPC assumed a portion of EEW’s corporate guarantees. As of September 30, 2023, SSPC’s aggregate exposure to GPC’s financial debt amounted to $92 million.

Acquisition of Anticorrosion Coating Assets in Italy

▪	Acquisition and price determination

On July 1, 2023, an Italian subsidiary of the Company completed its previously announced acquisition of all of the assets and related rights, duties, liabilities and contracts of Isoplus Mediterranean S.r.l.’s (“Isoplus”) anticorrosion coating division for EUR9.0 million (approximately $9.8 million) paid in cash.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Isoplus was established in 2009 in Villamarzana in Italy. It operates in an area of about 65,000 square meters (covered and uncovered) with pipe pre-insulation (district heating) and anticorrosive coating (oil & gas) production lines.

The Company consolidated Isoplus anticorrosion coating division balances and results of operations as from July 1, 2023. The acquired business revenues, assigned to Tubes segment, were not material, with a minor contribution to the Company’s results for the period starting July 1, 2023 and ending September 30, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (July, 1, 2023):	$ million
Property, Plant and Equipment	11
Working capital	2
Net assets acquired	13

The fair value of the net assets and liabilities acquired shown above amounted to approximately $13 million. As a result of the acquisition, Tenaris recognized an additional gain for approximately $3.2 million also included in Other Income and Expenses in the Consolidated Income Statement.

Acquisition-related costs for the nine-month period ended September 30, 2023 were not material and were included in general and administrative expenses.

Acquisition of Republic Tube pipe processing facility

▪	Acquisition and price determination

On September 6, 2023, a U.S. subsidiary of the Company acquired all of the assets and related rights, duties, liabilities and contracts of Republic Tube LLC’s OCTG pipe processing facility in Houston, Texas. After adjustment, the purchase price amounted to $90.5 million in cash.

The plant, located on the northeast side of Houston, adds heat treatment and finishing lines, further complementing Tenaris’s existing operations in the south, and increasing its capacity to serve the domestic market.

The Company consolidated the balances and results of operations of the acquired business as from September 6, 2023. The acquired business had no revenues for the period starting September 6, 2023 and ending September 30, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (September, 6, 2023):	$ million
Property, Plant and Equipment	85
Working capital	(1)
Other assets and liabilities, net	2
Net assets acquired	85

The fair value of the net assets and liabilities acquired shown above amounted to approximately $85.5 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $5 million. The goodwill is deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between the businesses, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its services capabilities.

Acquisition-related costs for the nine-month period ended September 30, 2023 amounted to $0.7 million and were included in general and administrative expenses.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

22	Termination of NKKTubes joint venture

NKKTubes, a company owned 51% by Tenaris and 49% by JFE Holdings Inc. (“JFE”), used to operate a seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex; on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes; and on November 2, 2022, Tenaris and JFE entered into a definitive wrap-up agreement. NKKTubes was liquidated on April 28, 2023.

In July 2022, Tenaris and JFE entered into an agreement for the provision of tubular material, including 13 Chrome alloy products, thereby ensuring a continued supply of such products to international customers after NKKTubes’ closure. In addition, Tenaris and JFE entered into a license agreement under which JFE granted Tenaris a perpetual non-exclusive license over some JFE’s patents, for Tenaris to manufacture and sell worldwide Super 13 Chrome products.

For more information on the wrap-up agreements and the accounting treatment of the termination of the NKKTubes joint venture, see note 35 “Other relevant information - Agreement to terminate NKKTubes joint venture” to the Company’s audited consolidated financial statements for the year ended December 31, 2022.

23	Agreement to acquire a Pipe Coating Business Unit of Mattr

On August 14, 2023, one of the Company’s subsidiaries entered into a definitive agreement to acquire from Shawcor Ltd., doing business as Mattr Infratech (“Mattr”), 100% of the shares of its subsidiary Bredero Shaw International BV, which holds Mattr’s pipe coating business, for approximately $166 million (including working capital), on a cash-free, debt-free basis, subject to customary price adjustments.

The business being acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S., and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The transaction is subject to customary closing conditions. Regulatory approval in Mexico is currently pending.

24	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173.0 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137.0 million and ordered Venezuela to pay an additional amount of $76.0 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate.

Transfer of the Awards and Judgements

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses.

After the U.S. Office of Foreign Assets Control approved the transfer of the awards and judgements to the purchaser, the transfer was consummated on September 7, 2023. As a result, the Company collected $82 million in the nine-month period ended September 30, 2023. The Company does not maintain any residual interest in these awards and judgements.

25	Events after the reporting period

Dividend distribution

On November 1, 2023, the Company’s Board of Directors approved the payment of an interim dividend of $0.20 per share ($0.40 per ADS), or approximately $236 million, payable on November 22, 2023, with an ex-dividend date of November 20, 2023.

Tenaris Approves Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange, would represent approximately 75.4 million shares, or 6.4% of the outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program will be carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares.

The buyback program is expected to be launched in the near future. The program will be divided in tranches and purchases will be executed through a primary financial institution.

The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

Consolidated Condensed Interim Financial Statements For the nine-month period ended September 30, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Investment to build a new wind farm in Argentina

On November 1, 2023, following a successful bid for priority connection rights to the interconnected grid, the Company’s Board of Directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of the facilities in Campana, and reduce the CO2 emissions by a further 102,500 tons per year. This investment is expected to be completed during 2025.

Alicia Móndolo
Chief Financial Officer